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						March 21, 2007


United States Securities and Exchange Commission
Division of Corporation Finance
Attn:  Rufus Decker, Accounting Branch Chief
Washington, D.C. 20549-7010

Dear Mr. Decker:

	We have reviewed your letter dated February 27, 2007 regarding Versar's Form 10-K for the fiscal year ended June 30, 2006 and Form
10-Q for the period ended December 29, 2006. We appreciate your comments and below address each point raised in your letter. As noted below, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal period ended March 30, 2007.

	FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006

General
-------

	1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

	RESPONSE:
	--------

	As previously mentioned, Versar will make changes as presented in this letter in future filings commencing with our Form 10-Q for the fiscal period ended March 30, 2007.

Item 7.  Management's Discussion and Analysis
---------------------------------------------

	Results of Operations, page 19
	------------------------------

	2. Please provide a discussion about each segment's revenues and operating income. You should separately discuss the business reasons for the changes between periods in each segment's revenue and operating income. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change in revenue and operating income.


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	RESPONSE:
	--------

	In future filings we will provide a discussion of revenue and operating income by segment and will quantify the contribution change where more than one reason exists to the extent practicable. Set forth below is sample disclosure for MD&A in future filings, using fiscal 2006 data.

	Gross revenues in the Infrastructure and Management Services business segment in fiscal year 2006 were $53,468,000, a decrease of $6,532,000 (11%) over that reported in the prior fiscal year.
	The decrease is primarily due to delays in construction project awards of $9,525,000 and reduced remediation work of approximately $2,259,000. These reductions in gross revenue were in part offset by increased gross revenues of $5,327,000 for construction quality assurance and quality control for the Air Force in Iraq. Gross revenues for the National Security business segment were $7,420,000, a $258,000 (3%) decrease over that reported in the prior fiscal year. The decrease is due to lower gross revenues in the chemical laboratory operation in the National Security business segment.

	Operating income for the Infrastructure and Management Services business segment in fiscal year 2006 was $4,946,000, a decrease of $1,709,000 (26%). The decrease was primarily due to the decline in gross revenues as mentioned above and the funding delays by the federal government in Versar's fiscal year 2006. Operating income for the National Security business segment increased by $331,000 (30%) primarily due to better margins in its Life Support and Engineering divisions for fiscal year 2006.

	Contractual Obligations, page 21
	--------------------------------

	3. You state that at June 30, 2006 you have unfunded contractual payment obligations of approximately $2,492,000 due within the next twelve months. Please clarify in your disclosure whether this amount is reflected in your table of contractual obligations.

	RESPONSE:
	--------

	The contractual payment obligations of $2,523,000 are included in the table on page 21. We will clarify the contractual obligation disclosure by changing the referenced disclosure to read as follows (based on fiscal 2006 data): "At June 30, 2006, the Company has short term and long term obligations of approximately $15,811,000, including short term obligations of approximately $2,523,000 which will become due over the next twelve months in fiscal year 2007. The Company has contractual obligations primarily related to lease commitments and notes payable. The revised table included as part of response to item number four below specifies such commitments as of June 30, 2006.


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	4. Please revise your table of contractual cash obligations to
	   include estimated interest payments on your notes payable and capital leases in a separate line item in the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

	RESPONSE:
	--------

	Estimated interest payments related to the short term notes payable was $2,000 based on the financing agreement. Estimated interest payments for the long term capital lease were calculated using the Company's incremental borrowing rate. In future filings, we will revise the contractual obligations table to include the estimated interest payments. A sample revised contractual obligations table is set forth below:

Contractual				  Less than	    1-3   	   4-5     After 5
Obligations	       Total Cost	   1 year      Years      Years     Years
-----------------  ----------   ---------  ---------  ---------  ---------
(In thousands)

Operating lease
  obligations      $14,323      $ 2,221    $ 3,833    $ 3,016    $ 5,253
Capital lease
  obligations          961           48        104        115        694
Notes payable          223          223        ---        ---        ---
Estimated interest
  obligations          304           31         58         56        159
                   ----------   ---------  ---------  ---------  ---------
Total contractual
  cash obligations $15,811      $ 2,523    $ 3,995    $ 3,187    $ 6,106
                   ==========   =========  =========  =========  =========


	Financial Statements
	--------------------

	Consolidated Balance Sheets, page F-2
	-------------------------------------

	5. Given that the other liabilities line item represents approximately 28% of the total current liabilities at June 30, 2006, please separately disclose any component of this line item that is in excess of 5% of the total current liabilities. Refer to Rule 5-02.20 of Regulation S-X.

	RESPONSE:
	--------

	At June 30, 2006, other liabilities were $2,585,000. Approximately $1,260,000 of the other liabilities represented accrued subcontractor project costs incurred to which the Company had not received subcontractor invoice at that date. When subcontractor invoices are received, such an accrual is reversed and the invoice is recorded in Accounts Payable. Since such an accrual is in reality for future


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	accounts payable, Versar shall reclassify such accrued subcontractor
	costs in "Accounts Payable" in the Company's consolidated balance sheet.

	Consolidated Statements of Operations, page F-3
	-----------------------------------------------

	6. Please tell us whether gross revenues or net revenues represent your GAAP revenues and explain how you reached that conclusion.
	   If your GAAP revenues are your gross revenues, please remove from your financial statements and related footnotes the non-GAAP net revenue measure. Naturally, you may still disclose narratively the amounts of purchased services and materials for each period presented on the face of the financial statements of operations and/or in a footnote, depending upon the circumstances. Alternatively, if net revenues represent your GAAP revenues, you may retitle your gross revenues and disclose this measure in the manner described in paragraph 20 of EITF 99-19. See also Item 10(e)(1)(ii)(C) of Regulation S-K. Please also either remove the non-GAAP revenue measure from elsewhere in the filing or revise your disclosures accordingly to comply with Item 10(e) of Regulation S-K.

	RESPONSE:
	--------

	Versar serves as the prime or general contractor on all of its construction and remediation projects. Naturally, a significant amount of work on these projects is often times subcontracted to other service providers. Accordingly in applying the guidance in EITF 99-19 (Reporting Revenue Gross as Principal versus Net as an Agent), the Company is the primary obligor in all of our contractual relationships, has latitude in establishing pricing, has discretion in supplier selection, is involved in the determination of service specifications and clearly has the credit risk in the performance of all of its contracts. As such, gross revenue presentation is appropriate and consistent with Industry Practice. In future filings, Versar will modify the financial statements to remove the "Purchased services and materials" and the "Net service revenue" line items from the financial statements. Those line items will be replaced with "Subcontractor costs" and "Gross revenue, net of subcontractor costs". Such a presentation provides financial statement readers a clear representation of the Company's cost structure and classification.

	In addition, Versar will disclose in future MD&A's that the "Gross revenue, net of subcontract costs" is a non-GAAP measure and disclose how it is appropriate to use this in the evaluation of our business. We will also provide a table reconciling the numbers to the most directly comparable measure.


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	Notes to Financial Statements
	-----------------------------

	Note A.  Significant Accounting Policies, page F-6
	--------------------------------------------------

	7. Please disclose your accounting policy related to pre-contract costs. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get a specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

	RESPONSE:
	--------

	It is Versar's accounting policy to expense pre-contract costs and bid and proposal costs when they are incurred regardless of whether the bid is successful. Such costs are generally not significant and are not recoverable under our contracts. In future filings, the following will be added to Note A:

		"Pre-contract costs. Costs incurred by Versar prior to the execution of a contract, including bid and proposal costs, are expensed when they are incurred regardless of whether the bid is successful."

	Note B.  Business Segments, page F-11
	-------------------------------------

	8. In fiscal year 2005 you combined the Infrastructure and Management Services and former Engineering and Construction business segment into one segment, which is called Infrastructure and Management Services. On page 18 of MD&A, you indicate that in fiscal year 2006 your gross revenues declined primarily due to the continuation of federal government delays in funding, which in certain instances, spanned as much as nine months and the continued diversion of funding to the war in Iraq. You have adapted to the funding shifts by expanding your services in Iraq work under existing contracts and seeking new contract work in Iraq.
	   Your disclosures on page 4 indicate that this Iraq is related to providing engineering and construction services. In light of the apparent focus on these services and given the range of services included in the Infrastructure and Management Services segment, please help us understand how you determined you have two reportable segments. Please first address how you determined your operating segments in accordance with paragraph 10 of SFAS 131, including whether Infrastructure and Management Services is composed of two operating segments which have been aggregated. If applicable, please discuss how you determined it was appropriate to aggregate operating segments into your two reportable segments in accordance with paragraph 17 of SFAS 131.


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	RESPONSE:
	--------

	Versar has two business segments, Infrastructure and Management Services and National Security. Each segment engages in business activities from which it earns revenues and incurs expenses under separate organizational structures. The operating results for each segment are regularly reviewed by the Company's Chief Executive Officer and Chief Operating Officer (together serving as the Chief Operating Decision Maker) on a regular basis. Accordingly, each segment maintains discrete financial information including a balance sheet, income statement and cash flow from operations.

	In January 1998, Versar acquired an Engineering and Construction firm, The Greenwood Partnership, P.C. subsequently renamed Versar Global Solutions, Inc. or VGSI. VGSI possessed expertise in engineering, design and construction management. Its customer base concentrated in state, local and municipality sectors.
	After the acquisition, VGSI supported many of the Versar engineering projects and enhanced Versar's infrastructure management services. The nature of VGSI's services became compatible with Versar' and the customer base had shifted to the federal and commercial sectors. The two operating units jointly service our clients in providing complete infrastructure management services of remediation, compliance, engineering design and construction management. Because of the similarity of the business nature, use of same contract vehicles, services and customers of Versar and VGSI, the Company combined the two segments into the Infrastructure and Management Services segment in fiscal year 2005. Such a combination provided efficient use of Company resources and effective management of the business operations.

	As mentioned in the Staff comment, the Company did adapt to funding shifts to the war in Iraq. Such services while somewhat related to engineering and construction has a different business focus, business process and services provided to the Air Force and the Army. We provide quality assurance, quality control and personnel management services in support of the reconstruction and supports efforts in Iraq.

	Note I.  Commitments and Contingencies, page F-20
	-------------------------------------------------

	9. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.


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	   Paragraph 5 .n. of SFAS 13, as amended by SFAS 29, discusses
	   how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

	RESPONSE:
	--------

	Versar includes fixed rent escalations, lease concessions, and other tenant allowances in its determination of rent expenses. Such amounts are recognized on a straight-line basis over the term of the underlying lease agreement in accordance with SFAS 13 and related guidance.

	Legal Proceedings, page F-20
	----------------------------

	10. You state that based upon discussions with outside counsel you do not believe that the ultimate resolution under the Trustees' lawsuit will have a materially adverse effect on your consolidated financial condition and results of operations. Please disclose whether any amounts are accrued related to this matter. Please also disclose if it is reasonably possible that an exposure to loss in excess of the amount accrued has been incurred. If so, please give an estimate of the possible range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5. Similarly revise your disclosure on page 13 as well.

	RESPONSE:
	--------

	As outlined below, all disclosures were appropriate and compliant with SFAS 5 and GAAP. This lawsuit has been settled subsequent to the filings cited in your letter with no material impact to Versar's consolidated financial statements , which is consistent with disclosures in prior Form 10-K and 10-Q.

	Legal Proceedings paragraph 8 of SFAS 5 require an accrual and a charge to income if two conditions are met: (1)it is probable that a liability had been incurred at the date of the financial statement and (2) the amount can be reasonably estimated. In the case of the Enviro-Chem lawsuit, at a minimum, it was impossible to reasonably estimate the amount of loss.

	Paragraph 9 of SFAS 5 requires the disclosure of an accrual made pursuant to paragraph 8. Because no accrual was made pursuant to the provisions of paragraph 8, no disclosure was required under paragraph 9.

	Paragraph 10 of SFAS 5 requires ("shall") a disclosure of contingency be made where there is a reasonable possibility that a loss may have been incurred even if no accrual under paragraph 8 is required. As of the date of the financial statements, no loss had been incurred.


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	Further elaboration on the applicability of loss contingencies
	for litigation is set forth in paragraph 33 through 37, Appendix A. Paragraph 33 sets forth the criteria for both accrual and/or disclosure which must be considered. Based on these factors, Versar has disclosed the existence and issues involved in the litigation for almost six years. However, during this period no accrual required because there was a remote probability of an unfavorable outcome and no reasonable estimate of the amount of loss. As set forth in paragraph 37, because the two factors in paragraph 8(a) were not met "accrual would be inappropriate, but disclosure would be required..."

	Finally, disclosure of reserves, Versar chose to accrue, but not required under paragraph 8 of SFAS 5, as the Staff comment is inimical to the financial and business interests of Versar's shareholders. Versar knows, as a result of discovery during the Enviro-Chem litigation and from requests for information from the Trustees' attorneys, that the Trustees reviewed Versar's financial statement for indications of reserves and set asides in order to aid their litigation strategy. Making such disclosure could have impaired Versar's settlement negotiations, and yet would not have provided additional material information to the reader, in that such accruals would have not provided reliable information as to the magnitude of any possible loss to Versar. Ultimately, Versar settled this long standing lawsuit with minimal impact to the consolidated financial condition and results of operations of the Company as reported in Form 10-Q for the period ending December 29, 2006.


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		FORM 10-Q FOR THE PERIOD ENDED DECEMBER 29, 2006
		------------------------------------------------

	General
	-------

	11. Please address the above comments in your interim filings as well.

	RESPONSE:
	--------

	All of the items 1 through 10 were applicable to the interim quarterly filings and will be adjusted in future filings to provide the additional disclosure as necessary.


	We hope the above information adequately addresses your concerns. If you need any additional information or clarifications, please do not hesitate to contact me directly at (703) 642-6907 or via email:
lsinnott@versar.com.
-------------------

       					Sincerely,


       					Lawrence W. Sinnott, MBA, CPA
       					Executive Vice President,
						Chief Operating Officer,
						Chief Financial Officer and
       					Treasurer, Versar, Inc.


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